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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                             Vanguard Airlines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92201B109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 J.F. Shea Company, Inc. c/o Edmund H. Shea, Jr.
                 655 Brea Canyon Road, Walnut, California 91789
                                 (909) 594-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D                     Page 2 of Pages 13
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1) Names of Reporting Persons, I.R.S. Identification Nos. of Reporting Persons (entities only)

          J.F. Shea Company, Inc.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)

          [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          California
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  14,297,426
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 0 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  14,297,426
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 0 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          14,297,426 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          47.11%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D                     Page 3 of Pages 13
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1)   Names of Reporting Persons

          Edmund H. Shea, Jr.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)

          [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  5,000
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 14,297,426 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  5,000
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 14,297,426 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          14,302,426 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          47.13%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D                     Page 4 of Pages 13
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1)   Names of Reporting Persons

          John F. Shea
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)

          [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  None
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 14,297,426 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 14,297,426 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          14,297,426 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          47.11%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D                     Page 5 of Pages 13
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1)   Names of Reporting Persons

          Peter O. Shea, Jr.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)

          [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  None
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 14,297,426 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 14,297,426 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          14,297,426 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          47.11%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D                     Page 6 of Pages 13
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1)   Names of Reporting Persons

          James G. Shontere
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  None
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 14,297,426 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 14,297,426 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          14,297,426 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          47.11%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

ITEM 1   SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 533 Mexico City Avenue, Kansas City, Missouri 64153.

ITEM 2   IDENTITY AND BACKGROUND.

         (a), (b) and (c) This Schedule 13D is filed on behalf of J.F. Shea Com-pany, Inc. ("JFSCI"), John F. Shea, Edmund H. Shea, Jr. and Peter O. Shea and James G. Shontere (collectively, the "Reporting Persons").

         JFSCI is a Nevada corporation whose principal business is construction, land development and venture capital investment. Its business address is 655 Brea Canyon Road, Walnut, California 91789. The names of the executive officers and directors of JFSCI, their addresses, citizenship and principal occupations are as follows:



                                                                                         PRINCIPAL
           NAME AND                                                                    OCCUPATION OR
          OFFICE HELD                 BUSINESS ADDRESS            CITIZENSHIP           EMPLOYMENT

John F. Shea                         655 Brea Canyon Rd.              USA              President of JFSCI
President and Director               Walnut, CA 91789

Edmund H. Shea, Jr.                  655 Brea Canyon Rd.              USA              Vice President of
Vice President and                   Walnut, CA 91789                                  JFSCI
Director

Peter O. Shea                        655 Brea Canyon Rd.              USA              Vice President of
Vice President and                   Walnut, CA 91789                                  JFSCI
Director

James G. Shontere                    655 Brea Canyon Rd.              USA              Secretary/Treasurer
Secretary/Treasurer                  Walnut, CA 91789                                  of JFSCI
and Director


         (d) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 15, 2000, JFSCI paid the Issuer $3,750,000 in aggregate for the purchase of 50,000 Series B Convertible Preferred Stock and warrants to purchase 3,208,125 Common Stock. The $3,750,000 paid by J.F. Shea Company, Inc. to Issuer consisted of 1)cancellation of Issuer debt to J.F. Shea Company, Inc. in the amount of $1,750,000, and
         2) $2,000,000 from working capital of J.F. Shea Company, Inc.

ITEM 4.    PURPOSE OF TRANSACTION.

         The Reporting Persons purchased the securities to increase JFSCI's interests in the Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire or dispose of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise.

         The Reporting Persons are regularly engaged in the business of investing in publicly held and private companies. In connection with their investments, the Reporting persons analyze the operations, capital structure and markets of the companies in which they invest, including the Issuer. As a result of these analytical activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with the Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Persons believe that it would be desirable for the Issuer to explore various strategic, operating and/or financial relationships with Frontier Airlines or others, including possible business combinations.

         Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action  similar to any of those  enumerated in (a) through
                  (i) above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         According to information furnished by the Issuer in its most recent Form 10 Q, there were 19,469,144 shares of Common Stock issued and outstanding as of September 30, 2000. Based on such information after taking into account the transactions described herein, the Reporting Persons report the information set forth below.


         (a), (b) The Reporting Persons' power to vote or dispose of the shares of Common Stock reported as being beneficially owned by him or it was as follows:



                                                         Voting                            Disposition
--------------------------------------------------------------------------------------------------------------
COMMON STOCK                                    Sole             Shared              Sole             Shared
------------                                    ----             ------              ----             ------

Edmund H. Shea, Jr.                             5,000             14,297,426        5,000         14,297,426*

JFSCI                                           14,297,426             -0-     14,297,426           -0-

Peter O. Shea                                      -0-            14,297,426       -0-            14,297,426**

John F. Shea                                       -0-            14,297,426       -0-            14,297,426**

James G. Shontere                                  -0-            14,297,426       -0-            14,297,426**


         * Represents approximately 47.13% of the sum of the Common Stock outstanding as of the Issuer's most recent 10 Q filing, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange
         Act of 1934, as amended.



         Mr. Edmund Shea also shares voting and dispositive power with respect to 15,000 shares of the Issuer held by Siam with the other partners of Siam. Siam is a California limited partnership with its principal business and principal office at 655 Brea Canyon Road, Walnut, California 91789. The General Partner of Siam is E&M RP Trust, for which Mr. Edmund Shea is the trustee. Siam's principal business consists of investment activities. During the last five years, neither Siam nor any of its partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Siam nor any of its partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

         ** Mr. Peter Shea, Mr. John Shea and Mr. John Shontere may be deemed to be the beneficial owners of the 14,297,426 shares of Common Stock owned by JFSCI by virtue of their stock ownership in JFSCI and their positions as directors and executive officers of JFSCI.

         Because voting and investment decisions with respect to the securities held by JFSCI may be made by or in conjunction with the other Reporting Persons, the Reporting Persons may be deemed to be members in a group. All Reporting Persons, with the exception of JFSCI, disclaim membership in a group and disclaim beneficial ownership in the 14,297,426 shares of Common Stock owned by JFSCI.

         (c) The Reporting Persons did not effect any transactions other than those set forth in Items 3 and 4 above.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         JFSCI holds 151,200 shares of the Issuer's Series A Preferred Stock, immediately convertible into 1,292,760 shares of Common Stock, which was purchased pursuant to the Series A Preferred Stock Purchase Agreement dated March 20, 1998, by and among the Issuer, JFSCI and other purchasers. JFSCI holds 50,000 shares of the Issuer's Series B Preferred Stock, immediately convertible into 3,205,128 shares of Common Stock, which was purchased pursuant to the Unit Purchase Agreement dated December 15, 2000, by and among the Issuer, JFSCI and other purchasers. JFSCI also holds warrants to purchase 6,377,453 shares of Common Stock, immediately exercisable, of which warrants to purchase 3,205,128 shares of Common Stock were acquired in the Series B Converible Preferred Stock transaction referred to above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following material is filed as an Exhibit to this Schedule 13D:

         1. Joint Filing Agreement, dated December 15, 2000, between Edmund H. Shea, Jr., Peter O. Shea,
                  John F. Shea, James G. Shontere and J.F. Shea Company, Inc.



         2. Unit Purchase Agreement, dated December 15, 2000 between the Issuer, J.F. Shea Company, Inc. and the Hambrecht 1980 Revocable Trust, incorporated by reference to Amendment No. 2 to the Schedule 13D of the 1980 Hambrecht Revocable Trust, reporting acquisition of the Issuer's Common Stock.




SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December ___, 2000.

                                     J.F. SHEA COMPANY, INC.


                                     By:
                                        ----------------------------------------
                                           Name:       Edmund H. Shea, Jr.
                                           Title:      Vice President


                                        ----------------------------------------
                                                        Edmund H. Shea, Jr.




                                        ----------------------------------------
                                                        Peter O. Shea




                                        ----------------------------------------
                                                        John F. Shea




                                        ----------------------------------------
                                                       James G. Shontere

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING



         The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D, and as an agreement to be incorporated by reference on all subsequent amendments to Schedule 13D, to evidence the agreement of the below-named parties, in accordance with rules pro-mulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment and all subsequent amendments to Schedule 13D jointly on behalf of each of such parties.


Dated: December ___, 2000                     J.F. SHEA COMPANY, INC.


                                              By: /s/ EDMUND H. SHEA, JR.
                                              ----------------------------------
                                              Name:  Edmund H. Shea, Jr.
                                              Title: Vice President




                                                  /s/ EDMUND H. SHEA, JR.
                                              ---------------------------
                                                      Edmund H. Shea, Jr.




                                                  /s/ PETER O. SHEA
                                              ----------------------------------
                                                      Peter O. Shea




                                                  /s/ JOHN F. SHEA
                                              ----------------------------------
                                                      John F. Shea




                                                  /s/ JAMES G. SHONTERE
                                              ----------------------------------
                                                      James G. Shontere